UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way Holytown, Motherwell, ML1 4WR Scotland, United Kingdom +44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

Notice, Proxy Statement and Proxy Card for Annual Shareholder Meeting

TC BioPharm (Holdings) PLC (the “Company”) hereby publishes notice (“Notice”) of a general meeting of shareholders (the “Meeting”), which is scheduled to take place at 10:00 a.m. (UK time) on Tuesday, November 1, 2022, at the Company’s offices at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, Scotland, United Kingdom. The purpose of the Meeting is to carry out a proposed one for fifty consolidation of the ordinary share capital of the Company and to give effect to related matters which are described in the Notice.

Shareholders of record as of 10:00 a.m (UK time) on October 28, 2022 are entitled to vote at the Meeting. The Company’s holders of American Depositary Shares (the ADS Holders) are not shareholders of record, but, under the terms of the Depositary Agreement between the Company, the Depositary and the ADS Holders, they will be able to vote by proxy ahead of the meeting, before 12:00 p.m. Eastern Standard Time on October 25, 2022, in accordance with separate instructions which will be issued by the Depositary.

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is the Notice of 2022 Meeting of Shareholders, which contains information concerning the agenda for the Meeting, background for the proposals at the Meeting, the voting procedure and additional general matters related to the Meeting.

Attached as Exhibit 99.2 to this Form 6-K is the form of proxy card being distributed by the Company to its shareholders of record as of the record date for the Meeting, which serves as the primary means for those shareholders to cast their votes on the proposals to be presented at the Meeting.

Attached as Exhibit 99.3 to this Form 6-K is the form of proxy card being distributed by the Depositary to ADS Holders of record as of September 28, 2022, which serves as the primary means for those ADS Holders to cast their votes on the proposals to be presented at the Meeting.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: October 6, 2022